Exhibit 11.2

BANCO MACRO INVESTMENT POLICY

1.	Purpose

The purpose of this policy is to define the ethic and conduct guidelines applicable to all operations in the Capital Market carried out by individuals subject to this policy, as defined herein below.

2.	Individuals Subject to this Policy

This policy applies to the member of the Board of Directors and the Supervisory Committee1 all employees of Banco Macro S.A. holding Top Management positions, Department Managers and Managers (branch managers not included). Additionally, this policy applies to all collaborators who are members of the Finance Department, Capital Market Department – Corporate Finance, Capital Market Department – Transactions, Financial Trust Department, Private Macro Selecta Department and all members of the Board’s Secretary and Corporate Management Office.

Affiliates shall apply these provisions likewise.

3.	Transaction Processing

Individuals falling within the scope of this policy are not allowed to operate in Banco Macro S.A. but they may operate in Macro Securities or in any other Settlement and Clearing Agent and Comprehensive Trading Agent subject to the only limitation that all transactions involving securities issued by Banco Macro S.A. must always be carried out through Macro Securities S.A.

4.	Behaviour in the Market

As to the transactions that the individuals defined in paragraph 2 above may carry out in the market, such individuals shall refrain from:

a)	Performing any security transactions involved with market speculative strategies (trading-TRD, uncovered call options, put option purchases).

b)

Making purchase and sale transactions of shares, options, futures, etc. aimed at obtaining profits based on market factors such as price discrepancies among the same instruments in different trading markets.

c)

Carry out Proprietary Trading transactions on securities from customers of Banco Macro S.A. and/or its subsidiaries when such entities have acted as Record Agent, settlement agent or in any other capacity allowing such individuals subject to this policy access to insider information until the Bank and/or its subsidiaries cease acting in such capacity, or in the case of loans, until the execution of the transaction involving such credit line.

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Likewise, their relatives by consanguinity in a straight line and collateral up to and including the second degree, by affinity in a straight line and collateral up to and including the second degree, and spouses or persons with a similar affective relationship.

5.	Prohibition Period

Specifically, in connection with Securities issued by Banco Macro, no Proprietary Trading transactions shall be carried out on shares or securities of Banco Macro listed in the country or abroad, or on any other financial instrument having as underlying position such shares or securities of Banco Macro, from 30 calendar days prior to the date of publication of the quarterly, half-yearly or annual Financial Statements of Banco Macro S. A. and up to the second business day after the date of publication thereof or, as the case may be, from the moment when they became aware of such information, if the latter had occurred before the aforementioned term. The prohibition period shall be 30 days for all securities issued by Banco Macro, its subsidiaries and related entities.

6.	Transaction Control

The Compliance Department shall request Macro Securities and the relevant departments of Banco Macro to inform all transactions carried out by employees falling within paragraph 2 above, and, together with the Human Resources Department, shall provide such information to the Ethics and Compliance Committee as well as any possible deviation detected.